August 5, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (630) 645-7259

Mr. James W. Kleifges
Vice President and Chief Financial Officer
Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL  60523

      Re:	Inland Retail Real Estate Trust, Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 15, 2005
      File No. 000-30413

Dear Mr. Kleifges:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Consolidated Statements of Cash Flows, page 63

1. We note your disclosure in Note 5 on page 78 that you account for payments received under your master lease agreements related to certain acquisitions as a reduction in the purchase price of the respective property rather than as rental income. We also note that you include the cash received under this master lease agreement as an adjustment to net income (loss) when arriving at net cash provided by operating activities. Please advise us why you have classified cash received under this master lease agreement as cash flow from operating activities rather than cash flow from investing activities.
In addition, your classification of this item as "rental income" should be revised to a title that is more consistent with how you are accounting for this transaction.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3780, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant

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Mr. James W. Kleifges
Inland Retail Real Estate Trust, Inc.
August 5, 2005
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